Exhibit 4.1

PROMISSORY NOTE

UP TO $1,000,000	New York, New York
April 1, 2007

FOR VALUE RECEIVED, Paramount Acquisition Corp., a Delaware corporation (the “Company”) promises to pay to the order of Paramount BioCapital Asset Management, Inc. (‘‘Paramount Biocapital’’) at 787 Seventh Avenue, 48th Floor, New York, New York 10019 (the “Payee”), at such address, or such other place as the Payee may designate from time to time by notice in writing to the Company, an amount equal to the sum of all loans made by the Payee to the Company (the “Principal Sum”) up to ONE MILLION DOLLARS AND NO/100, in lawful money of the United States of America in accordance with the terms and conditions hereinafter set forth:

A. Payment Terms. The Principal Sum shall be due and payable upon demand by the Payee, such date being hereinafter referred to as the “Maturity Date”. The Principal Sum shall not bear interest.

B. Prepayments. All or any portion of the Principal Sum may be prepaid in whole or in part at any time.

C. Security. This Note, and the Principal Sum, is unsecured.

D. Miscellaneous.

a. No delay or failure on the part of the Payee of this Note to exercise any power or right hereunder, shall operate as a waiver thereof, and no right or remedy of the Payee of this Note shall be deemed abridged or modified by any course of conduct.

b. This Note shall be governed by and construed in accordance with the laws of the State of New York applicable to agreements made and to be performed in New York without giving effect to applicable conflicts of law principles.

c. This Note cannot be changed or terminated orally, but only by a writing signed by the Company and the Payee.

d. By executing this Note the individual signing below represents and warrants that he has the power and authority to act for and bind the Company and that the Company has duly authorized the execution and delivery of this Note, and such individual agrees that the Payee is entitled to rely upon such representation and warranty.

e. The Payee, without prejudice to any other rights, is authorized to proceed against the Company to enforce its rights under this Note. The powers and remedies of the Payee under this Note shall not be exclusive of any other powers, rights or remedies available to the Payee.

f. Any and all notices or other communications required or permitted under this Note shall be in writing and shall be deemed given upon (1) personal delivery, (2) upon the next business day if sent by overnight courier service, or (3) upon the third business day next following the mailing of such notice by certified or registered mail, return receipt requested, to the respective addresses of the Company and the Payee or to such other address as the Company or the Payee may specify by written notice given as aforesaid.

PARAMOUNT ACQUISITION CORP.

By:	/s/ J. Jay Lobell
Name: J. Jay Lobell
Title: Chief Executive Officer